Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  September 4, 2003
                                  For more information: +31 75 659 57 20

Ahold General Shareholders' Meeting, September 4, 2003
Speech by Anders Moberg, CEO Royal Ahold

(The slides accompanying this speech will be made available on Ahold's website www.ahold.com).

Good morning dear shareholders, ladies and gentlemen. I welcome this opportunity to speak to you. To begin, let me tell you what you can expect from me today. I intend this to be a high level presentation about the future of our company.

I will not be commenting on the accounting irregularities of the past six months. The only thing I would like to say in that regard, is to thank all the employees who have worked day and night since February, spending long hours away from their families and friends, and foregoing summer holidays to put things straight. I'm really proud to have the opportunity to work with people like that.

What I would like to do is:

- share my impressions of my first 120 days and where I think the company stands today;
- talk about my vision for Ahold -- addressing two key priorities: namely focusing our food retail business and restoring value to foodservice; and in this way rebuilding Ahold's financial strength;
- and finally, I want to take you through the high level strategic principles that will guide our decision making going forward.

I will not be providing answers to all the questions you have today. I trust, however, that by the end of my presentation, you'll have confidence in the direction we're heading. We will provide more specific detail on our future strategy after we have delivered our 2002 audited consolidated results, which we expect by Sept. 30, 2003, as we have announced already. I will speak to you again at the next Shareholders Meeting which will be held shortly thereafter.

                                                  Albert Heijnweg 1 Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

So this, then, is the first step in communicating what the 'new' Ahold is going to look like. You should consider this as the framework, within which further details and decisions will be placed in the coming weeks and months. There has been a lot of focus on the financial side of the company in the past six months, rightly so. But I think that it is time to start talking about the business.

I'd like to take a few moments this morning to share some of my experiences in getting to know our customers, our people and our business over the past few months. I visited many of our food stores and had an introduction to our foodservice businesses in Europe and the United States. Everywhere I went, I met enthusiastic people who are dedicated and committed to serving our customers in the very best way. I've been impressed by the quality in our stores and the quality of our people. I met loyal customers, many of whose families have shopped with us for generations. I also had the opportunity to speak to some members of the financial community.

All the stakeholders I spoke to over these past months have one thing in common: they all want to see our company back in shape again. And I am determined to make that happen.

Strong business
Despite all the bad news, let's not forget that our company has some very distinctive strengths. It's built on a strong underlying business, run by talented retail professionals. We are experts in food-merchandising. We excel in its handling, its safety and its quality. We have great locations: stores that are convenient and easy to get to. All of this has allowed us to build a strong local customer base, and to establish leading local brands.

We're leading food retailers in most of the markets in which we operate. This scale should allow significant cost savings, and therefore should improve our competitive advantage. But, we are not as competitive as we could be, should be and will be. So, the good news is that there is plenty of room for improvement.

Multiple opportunities
We are out of focus. We have tried to be everything to everybody. That's expensive! For example: we are in hypermarkets, compact hypers, supermarkets, convenience stores and even in discount. In addition, we run production facilities and own specialty stores and pharmacies.

This lack of focus has a drastic impact on our cost base. For instance: our logistical infrastructure needs to be able to deliver large quantities in the cheapest possible way and, at the same time, service smaller and more frequent deliveries. Our supply chain needs to accommodate highly perishable products, as well as white and brown goods. This means that we're into areas that require the handling of after-sales support and the handling of guarantees.

Our structure is too complex. For example: I saw too many overlapping initiatives at different levels and unclear responsibilities. Different operating companies, with different business models, and different business processes create a structure that is too complex. This makes it very difficult to have efficient controls.

We have too many under performing assets. There are some loss making businesses that have no prospect of becoming profitable within a reasonable time frame. This can't go on. And believe me: there are no sacred cows!

The company has grown very fast but failed to integrate at the same pace, and failed to have adequate financial controls. As a result of this global ambition, the debt level also increased. The result is a sub investment grade rating which constrains our flexibility and our ability to deliver growth today. However, the past is the past.

Solving these problems is an urgent priority, but will take time. It's a matter of refocusing and revitalizing every aspect of the company, and then demanding much sharper execution from our wholly-owned companies, as well as our joint ventures.

Pre-requisites
In order to make this happen, I'm convinced that we have to adopt a wholesale change in the mindset of our organization, if we are to deliver value to our customers, our associates and our shareholders. This entails creating a common culture and reducing the complexity of our organizational structures.

In short, we will have to scale back our global ambitions; create a new culture and esprit de corps, and drive for synergies and organic growth.

Two key strategic priorities
Let me now outline the two - equally important - priorities that we need to come to grips with, in order to rebuild our company into a great firm again, and ultimately deliver value back to you, the shareholders.

We must rebuild our U.S. Foodservice company, and we must focus our food retail business.

We benefit from some leading retail brands in Europe and the United States, but it is critical that we streamline and synergize to drive competitiveness and growth going forward.

U.S. Foodservice is in a sub-optimal state right now. Having looked at this very carefully, I genuinely believe that we can build upon, what is today, a collection of leading regional assets. And in so doing, access a major source of value for shareholders. I know that you are very interested in our U.S. Foodservice business, so let me say a little more about it before turning to food retail.

Foodservice in the U.S.
The foodservice market in the United States is huge. It's worth $160 billion plus. There are essentially two national players: SYSCO with 15% market share and U.S. Foodservice with 11%, which is over $ 18 billion dollars. So there is lots of room for growth.

Our plans to integrate our U.S. Foodservice business, after a series of acquisitions, was badly de-railed by the fraud discovered in 2003. And at this stage, we don't know the true underlying strategic value of our asset which is, nevertheless, a major player in what still amounts to a highly fragmented, but still very important, growth industry. So, therefore to sell it off today would create a massive destruction of shareholder value!

In terms of our strategic deliberations, this critical asset will be actively managed to get on track. My current assessment is that it will take us 18 to 24 months to rebuild this company and restore its value. Only when we have a clear picture of the value of this business, can we decide the role of U.S. Foodservice within the future strategy of Ahold.

Getting U.S. Foodservice on track
So, what are we going to do over the next 18 to 24 months?

U.S. Foodservice will be managed as a single business operating separately from food retail, and will receive the full attention of Ahold's Executive Board. We will further establish an Advisory Board, which will include some external members, to support U.S. Foodservice. We are in the process of installing a new management team whose assignment is to get the company on track. During this period, we foresee limited investment. The company has grown too fast through acquisitions with insufficient integration. We believe that the ingredients are all there. We will have to put them together.

As a result of our investigations, we will put in the necessary disciplines and strict internal controls to establish good governance and restore the business to health. Please rest assured that we, as the Executive Board, will keep a very close eye on this process. We will keep you informed of our progress on a quarterly basis.

I'll now focus my comments on the strategic direction for our food retail business.

Our vision on retail
In my review of our company's strengths, it's very clear to me that our expertise and knowledge in food gives us the ability to be the leading food retailer of choice, in every market in which we choose to operate.

And that is our vision.

We will become the leading food retailer of choice by staying as close as possible to our customers, and serving them better. Serving our customers better is our number one priority. This means through quality, value, choice and service. Many of our brands are already leading in their markets. In these markets, we want to out-distance the competition even further. In those markets where we are not yet leading, we will closely evaluate the potential for leadership, and then make a decision to invest or divest.

So, how are we going to create this new competitive force in food retailing?

Focus our portfolio
First, we must focus. The major shift in our strategic emphasis is to focus on what we do best: food retailing in selected markets in the United States and Europe. This means that we will focus on markets where we already have or can achieve a leading position within a reasonable time.

Our businesses, like Albert Heijn and Stop and Shop, are trendsetters in food merchandising; food innovation; food management, and food choice. We want all our businesses to be at these standards.

Let's be clear, we are already engaged in divesting our non-strategic assets and are well on our way to withdrawing from two continents: South America and Asia. We are also already divesting a number of non-core assets, the most recent being Golden Gallon in the United States, announced last week. This will continue.

We are scrutinizing our entire portfolio, keeping in mind our financial constraints and required returns.
We will focus on:
- leading operations and formats capable of further growth, and
- operations and formats that can be fixed to become market leaders.

This means that operations and formats that are neither / nor, must be divested. We believe that these decisions are key to our competitiveness, profitability and free cash flow.

Restructure and control
Secondly, we will restructure our company and install tighter controls. There are a number of parallel processes currently underway to streamline the company, strengthen its competitiveness and return to sound financials. Let me explain each one in turn.

Scrutinize our Portfolio
Our portfolio is already under incisive review. As I mentioned earlier, we are in some businesses that have no profitable outlook for some time to come. They will be taken out of our portfolio. Every business we are in must be capable of achieving market-leadership, despite our financial constraints, within three to five years.

Currently, we are in the process of reviewing each and every one of our businesses to see whether they fit this strategic requirement. If not, they will be divested. We will align our activities and focus on supermarkets. All our businesses must fit within the Ahold business model, be within the same infrastructure and use the same underlying retail processes.

We have a major opportunity in integrating the whole upstream side of our business. For example, in IT, like point-of-sale systems. I see no reason for us to maintain expensive and independent systems across the company, when we can implement the best practices already in use within Ahold.

And finally, we include our Joint Ventures in this approach. Unless we can develop a common agenda to maximum mutual benefit, a joint venture is not in the interests of its partners, nor its shareholders. I believe that the reason for our limited success with some of our partners is that we have failed to understand the need to integrate. And better integration is a cornerstone of our strategy. I referred to the Ahold business model earlier. Let me be more specific.

Defining the scope
The bright yellow square on this slide is what we are best at: that's supermarkets, focused on quality.

But, in some markets, in order to better serve the needs of our local customers, the supermarket format can be stretched towards convenience stores or to compact hypers. But all our formats will be focused on food and selected non-food. We strongly believe that quality is the core of our consumer offering. However, the more same type of stores you have, the easier it is to take costs out of the system, and improve your competitive offer to your customers.

Today, we are all over the place. We need to focus on the bright yellow square.

Leverage the existing business
I'm the first to recognize our current financial constraints, but I also believe that there is an awful lot more we can squeeze out of the existing business, if we can change our mindset.

At the moment, there is far too much unnecessary duplication and unilateral initiative. I see lots of opportunities to take out costs without hurting local competitiveness.
Let's start with standardizing our processes for example.
Simply applying a uniform standard to our operating companies, enables us to reduce costs and to also deliver our unique standard of quality to our customers, at better value.

We will need to step up our efforts to lower our cost base, to maintain our local market leadership positions. This can be achieved by simplifying and standardizing our distinct customer offering.

This does not mean that we are moving to a one-size-fits-all proposition. But it does mean that we can extract real value from what has been, until now, a relatively loose federation of retail businesses.
By standardizing our processes we can create efficiencies and genuinely drive synergies out of the whole business.

To give you but one example, salmon sourcing.
At the moment, our companies use 75 individual specifications for sourcing one type of quality salmon.
The benefits that could be gained to both the company and our customers by standardizing this process, are obvious. This would result in consistently high quality for our customers at better prices.

Implement an 'arena' strategy
To help us standardize to the maximum, we intend to organize our business around regional marketplaces with similar characteristics, which we call: 'arenas'. At present we've identified seven potential arenas, and we are in the process of reviewing our operations within them.

For instance: within some of our 'arenas' we have different operations servicing the same customer needs. We can gain efficiencies by operating in the same way. By doing so, we can benefit from our scale in servicing local needs but at a much lower cost base.
To give you an example, in Central Europe we will have integrated our upstream activities for the Czech Republic, Poland and Slovakia into one support-organization for this arena, based in Prague, by the end of this year.

This 'arena' strategy is one step that we are taking to simplify the organization. There are others.

Simplify the organization
We are moving from a financial holding company to a business focused on food retail: in other words from Finance to Floor.

We will move toward a 'one company approach', driving common processes throughout the business. Aligning these common processes will reduce complexity and improve efficiency and effectiveness.

Global business processes, such as in administrative support, will be standardized as much as possible. As I mentioned before, this will all have to be underpinned by one company culture, with a common vision and shared values.

I believe a well-defined portfolio, a streamlined organization, and standardized formats and processes are the only way to reduce the cost base.

Now let me address the issues of governance and controls in greater detail.

Financial management & controls
Ahold went through a very intensive and lengthy process of investigation and auditing. Based on all these findings, we are establishing tighter controls. We also aim to implement the highest possible standards of compliance, disclosure and professional conduct throughout the business, to ensure that our company is never again confronted with a similar crisis.

As we announced in July, a special task force reporting to the Audit Committee has been created. This task force will oversee the implementation of the changes required as a result of the forensic investigations conducted over the past six months. It is our intention to implement all of the changes by the end of 2003.

We know that we must comply with the new legislation on corporate governance, like the Sarbanes Oxley Act, and others. The nomination of Peter Wakkie, as Chief Corporate Governance Counsel and member of the Executive Board, is a sign of our very firm commitment.

To get back to a sound financial footing, our primary focus is on debt reduction through significant disposals, improved performance and cash flow maximization.

Our businesses are now focused on generating free cash flow through tight working capital management and selective capital expenditure, with very tight central control by our Treasury. We've only just started the process of seriously benchmarking our operations against the 'best in class' in the industry, and it is clear that this will provide further opportunities; for instance, on inventory management and payment terms to suppliers. Given the very significant debt burden on our balance sheet today, we are, as you might expect, also currently assessing the various options available for financial restructuring. This includes numerous capital markets' options.

Guiding principles
These then, are the principles that characterize the change in our strategy and that will guide our decision making on our portfolio. Our joint ventures are included in this approach.

It is our strategic intent to be the leading food retailer in every market in which we operate. If we cannot do so within a reasonable time frame, then we will take corrective action quickly. The reality today, is that we have been trying to be everything to everybody. We are not up to par in our cost structures. And we have not been driving efficiencies and synergies as relentlessly as we should.

The failure to integrate and operate as one company has contributed to many of our problems and is now threatening our competitiveness. It has eroded our value, and it is imperative that we correct this.

I know that you would like much more specific detail about our plans and their impact on our balance sheet and P&L account. I hope you will understand that we have not concluded our 2002 audit, and that we still have considerable work to do in fine tuning the implementation of our strategy with respect to our financial position. At the next shareholders meeting we will provide more detail on our strategy as well as on financial restructuring.

Restoring our reputation Ahold's reputation is the most precious asset we have. I know that the accounting irregularities and errors discovered in 2003 have tarnished the reputation of a company that you and our customers have trusted and supported for years. We know that we have a lot to do to restore your confidence in us. Our highest priority now is to rebuild the value of our company. We will do everything in our power to create a company of which you can once again be proud.

One company culture
I would just like to conclude today by saying that to achieve these objectives, we will need motivated and enthusiastic people. Our associates are aware of the demanding times ahead. While we intend to provide you with the fullest disclosure at the appropriate time, I hope you will understand that we do not wish to destabilize our business while we are the process of revitalizing it.

We are one company, with multiple brands, moving toward a shared vision and common values. It is our intention to recreate the value of Ahold. We have over 400,000 colleagues in foodservice and food retail, and they play an important role in bringing this strategic vision to reality.

If, we can be just a little bit better in serving our customers, than we are today, in both the United States and Europe, we will differentiate ourselves from the competition. We will create new value. We have a lot of challenges before us, but we have all the right ingredients to achieve our strategic goals. We are all committed to make it happen.

On behalf of everyone at Ahold, I thank you for continuing to support us during these very difficult times.

Ahold Corporate Communications: +31.75.659.57.20

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Certain statements in this presentation are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include statements as to Ahold's strategic priorities and principles, the timing of delivery of 2002 audited financial statements, plans with respect to U.S. Foodservice and food retailing, timing of internal control changes and plans with respect to debt restructuring. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements, including future market and economic conditions, the behavior of other market participants, delays in completing the 2002 audit, delays in implementing internal control changes, changes in liquidity and cashflows and other factors discussed in our public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this presentation. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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